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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13D-2

                               (AMENDMENT NO. 3)*


                            BRIDGELINE SOFTWARE, INC.
                            -------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    10807Q205
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2009
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                               (Page 1 of 5 Pages)
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CUSIP NO. 10807Q205                    13G                           PAGE 2 of 5
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
1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Thomas L. Massie

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |_|

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                        5   SOLE VOTING POWER              903,111 (includes 49,444 shares issuable upon the
                                                           exercise of options which are exercisable within 60 days
                                                           of December 31, 2009 and 10,000 shares issuable upon
NUMBER OF SHARES                                           exercise of a warrant)
BENEFICIALLY OWNED
BY EACH REPORTING       6   SHARED VOTING POWER            0
PERSON WITH
                        7   SOLE DISPOSITIVE POWER         903,111 (includes 49,444 shares issuable upon the
                                                           exercise of options which are exercisable within 60 days
                                                           of December 31, 2009 and 10,000 shares issuable upon
                                                           exercise of a warrant)

                        8   SHARED DISPOSITIVE POWER       0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     903,111 shares of Common Stock, includes 49,444 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2009 and 10,000 shares issuable upon exercise of a warrant.

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Approximately 8.0% as of the date of filing of this statement. (Based on 11,182,209 shares issued and outstanding as of December 31, 2009, plus the shares issuable upon the exercise of the options and warrant referred to above.)

12   TYPE OF REPORTING PERSON*

     IN

                                *SEE INSTRUCTIONS

                               (Page 2 of 5 Pages)
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CUSIP NO. 10807Q205                    13G                           PAGE 3 of 5
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ITEM 1(A).   NAME OF ISSUER:

     Bridgeline Software, Inc.

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         10 Sixth Road, Woburn, Massachusetts 01801

ITEM 2(A).   NAME OF PERSON FILING:

         Thomas L. Massie

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Bridgeline Software, Inc., 10 Sixth Road, Woburn, Massachusetts 01801

ITEM 2(C).   CITIZENSHIP:

         United States

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

         Common Stock, par value $.001 per share

ITEM 2(E).   CUSIP NUMBER:

         10807Q205

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
               78c);

         (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) |_| An investment adviser in accordance with ss. 240.13d-1(b) - 1(b)(1)(ii)(E);

         (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

         (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

         (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   |_| A non-U.S. institution in accordance with ss.
               240.13d-1(b)(1)(ii)(J);

         (k)   |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(K).

         If filing as a non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

                               (Page 3 of 5 Pages)
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CUSIP NO. 10807Q205                    13G                           PAGE 4 of 5
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ITEM 4.  OWNERSHIP

         (a) Amount beneficially owned: 903,111 shares of Common Stock, includes 49,444 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2009 and 10,000 shares issuable upon exercise of a warrant.

         (b) Percent of class: Approximately 8.0% as of the date of filing of this statement. (Based on 11,182,209 shares issued and outstanding as of December 31, 2009, plus the shares issuable upon the exercise of the options and warrant referred to above.)

         (c)   Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote: 903,111 (includes 49,444 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2009 and 10,000 shares issuable upon exercise of a warrant)

               (ii)  Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or to direct the disposition of:
                     903,111 (includes 49,444 shares issuable upon the exercise of options which are exercisable within 60 days of December 31, 2009 and 10,000 shares issuable upon exercise of a warrant)

               (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             N/A

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

             N/A

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

             N/A

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             N/A

ITEM 10.     CERTIFICATION

             N/A

                               (Page 4 of 5 Pages)
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CUSIP NO. 10807Q205                    13G                           PAGE 5 of 5
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 16, 2010

         /s/Thomas L. Massie
         ---------------------------
         Thomas L. Massie














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